Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics Receives Order for 50th Renaissance System in the US

Expands system install base in Virginia

CAESAREA, Israel – June 22, 2015 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a developer of innovative guidance systems and complementary products, announced today that it received the 50th purchase order for the Renaissance system in the US.  The system will be installed in a 160-bed acute care hospital in Virginia, making it the third Renaissance system to be installed in the state, and the second to be installed in Virginia this quarter.

“Together with the recent milestone of 10,000 cases the 50th purchase order in the US is a significant achievement for Mazor and reflects the growing interest of Renaissance technology,” commented Ori Hadomi, Chief Executive Officer. “To date we have sold three systems in the quarter, two of these were sold in Virginia which demonstrates that our strategy to penetrate new domestic markets is achieving the desired results.

In accordance with Mazor Robotics’ disclosure policy, the Company will announce the total number of system orders for the second quarter ending June 30, 2015 following the end of the quarter.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic-based technology and products aimed at redefining the gold standard of quality care. Mazor Robotics Renaissance® Guidance System enables surgeons to conduct spine and brain procedures in a more accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the growing interest in Renaissance technology, the Company’s strategy to penetrate new markets, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on April 29, 2015 and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 415.652.9100

David Schemelia – Media
dave@evcgroup.com
646.201.5431